SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment Number 5

Under the Securities Exchange Act of 1934

Bluegate Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

09623A-10-5
(CUSIP Number)

William Koehler, 701 N. Post Oak Rd., Suite 600, Houston,
Texas 77024, (713) 686-1100
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 27, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.           ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Person: William Koehler
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 4,975,117
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 4,975,117
	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Owned by Each Reporting Person 4,975,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount if Row (11) 17.6% of the Issuer’s outstanding common stock (which assumes the exercise of all options and warrants held by the Reporting Person)
(14)	Type of Reporting Person IN

ITEM 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock of the Issuer filed by William Koehler (the “Reporting Person”) with the Securities and Exchange Commission on February 22, 2008 (the “Prior Schedule 13D”).

This Amendment No. 5 is being made to disclose certain changes in the beneficial ownership of the shares of common stock of the Issuer held by the Reporting Person.  Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Person in the Prior Schedule 13D.

This Schedule 13D/A is being filed with respect to shares of common stock, par value $0.001 per share, of Bluegate Corporation (“Bluegate,” the “Issuer,” the “Company,” “we,” or “us”), whose address is 1602 Lynnview, Houston, Texas 77055.

ITEM 2.	Identity and Background

(a)	William Koehler.

(b)	Business address: 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

(c)	Former Director, Bluegate Corporation, works as proprietor at 1602 Lynnview Houston, Texas 77055

(d)	Mr. Koehler has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)
Mr. Koehler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Koehler is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration

This Schedule 13D/A discloses that on February 14, 2008, we issued an aggregate of 2,100,000 shares of common stock to Mr. Koehler.

In July 2008, 12,500 warrants held by Mr. Koehler expired unexercised.

On May 31, 2009, Mr. Koehler resigned as an executive officer/employee of the Issuer.

On October 27, 2009, William Koehler resigned as a director of the Issuer.

ITEM 4.	Purpose of Transaction

This Schedule 13D/A discloses that on February 14, 2008, we issued an aggregate of 2,100,000 shares of common stock to Mr. Koehler.

On October 27, 2009, William Koehler resigned as a director of the Issuer.

(a)
Mr. Koehler may, from time to time, acquire additional securities of the registrant for investment purposes. In connection with Mr. Koehler's position as a director of the registrant, he could receive as compensation, stock and options to acquire shares of common stock.

(b)	Mr. Koehler has no present plans or proposals for an extraordinary corporate transaction involving the registrant. The registrant previously acquired his company.

(c)	Mr. Koehler has no present plans or proposals involving the sale or transfer of a material amount of assets of the registrant or any of its subsidiaries.

(d)
Mr. Koehler has no present plans or proposals involving any change in the present board of directors or management of registrant, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Mr. Koehler has no present plans or proposals for a material change in the present capitalization or dividend policy of the registrant.

(f)	Mr. Koehler has no present plans or proposals for a material change in the registrant's business or corporate structure.

(g)
Mr. Koehler has no present plans or proposals for changes in the registrant's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the registrant by any person.

(h)
Mr. Koehler has no present plans or proposals for causing a class of securities of the registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	Mr. Koehler has no present plans or proposals for a class of securities of the registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	Mr. Koehler has no present plans or proposals for any actions similar to those enumerated above.

ITEM5.	Interest in Securities of the Issuer

(a)	Mr. Koehler is the beneficial owner and has the sole right to vote a total of 4,975,117 shares of common stock.

Of the 4,975,117 shares beneficially owned by Mr. Koehler (representing 17.6% of the Issuer’s outstanding shares, assuming the exercise of all of the outstanding options and warrants held by Mr. Koehler): (i) 2,735,117 are common shares owned directly by Mr. Koehler, and (ii) 2,240,000 are common shares issuable upon the exercise of options and warrants.

(b)	Mr. Koehler has sole voting and dispositive power for all of the shares of common stock.

(c)	Mr. Koehler has not made any transactions in common stock during the past sixty days, other than as described herein.

(d)	Other than Mr. Koehler, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Koehler holdings.

(e)	Not applicable.

ITEM 6.	Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 22, 2010	(signed)
/s/ William Koehler
William Koehler